May 16, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Great Plains Energy Incorporated Registration Statement on Form S-3 (File No. 333-132829), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Great Plains Energy Incorporated, a Missouri corporation (the “Issuer”), hereby requests that its Registration Statement on Form S-3 (File No. 333-132829) (the “Registration Statement”) be declared effective at 10:00 a.m., Washington, D.C. time, or as soon thereafter as practicable, on May 19, 2006.

The undersigned hereby acknowledges on behalf of the Issuers that as of the date hereof:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GREAT PLAINS ENERGY INCORPORATED By: /s/Mark G. English Mark G. English General Counsel and Assistant Secretary